Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES INITIATES
DIVIDEND REINVESTMENT PLAN
NEW YORK, May 14, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced the initiation of a Dividend Reinvestment Plan (DRIP) which provides common shareholders the opportunity to acquire additional common shares by reinvesting their dividends in lieu of a cash payment. The DRIP is available to all common shareholders in Canada and the U.S. A brochure describing the DRIP and the enrollment form are available on the company’s website at www.brookfieldproperties.com.
The DRIP provides shareholders with a convenient and cost-effective way to increase their investment in Brookfield Properties. Participants do not pay brokerage commissions or services charges of any kind; all administrative costs of the Plan are borne by Brookfield Properties.
Registered shareholders who enroll in the DRIP five business days prior to the record date in any given quarter will be able to participate in the DRIP for that quarter. Thus, registered shareholders whose enrollment forms are submitted in accordance with the Plan by May 22, 2009, five business days prior to the June 1, 2009 record date, can have their June 30 dividend reinvested in BPO common shares. Non-registered holders should contact their intermediaries to discuss enrollment in the Plan and the administrative practices of that institution with regard to participation in the Plan.
The price of the common shares purchased under the Plan will be the weighted average price at which board lots of common shares have traded on the NYSE during the five trading days preceding the relevant reinvestment date.
The administrator of the DRIP, CIBC Mellon Trust Company, is available to answer any questions from shareholders regarding the Plan and can be reached at 1-800-387-0825.
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Brookfield Properties Profile
 One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com
Forward-Looking Statements
 This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.